UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 10/A


                                 Amendment No. 3


                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                      PURSUANT TO SECTION 12(b) OR 12(g) OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                                    Elektryon
--------------------------------------------------------------------------------
             (Exact Name of Registrant as Specified in its Charter)


        Nevada                                          88-0353324
---------------------------------------- ---------------------------------------
 (State or Other Jurisdiction of                    (I.R.S. Employer
 Incorporation or Organization)                     Identification No.)

6565 Spencer Street, Suite 206,
Las Vegas, NV                                             89119
---------------------------------------- ---------------------------------------
(Address of Principal Executive Offices)                (Zip Code)

Registrant's telephone number, including
area code                                                (702) 361-1719

Securities to be registered pursuant to Section 12(b) of the Act:

      Title of Each Class                     Name of Each Exchange On Which
      to be so Registered                     Each Class is to be Registered
      -------------------                     ------------------------------

          None                                          None
          ----                                          ----

        Securities to be registered pursuant to Section 12(g) of the Act:

                    Common Stock, par value $.001 per share
                    --------------------------------------
                                (Title of Class)


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                                    ELEKTRYON


                                 FORM 10/A No. 3


                 Information Required in Registration Statement

Elektryon, a Nevada corporation (also referred to herein as the "Company"), submits this Amendment No. 3 to its Form 10 filed on April 30, 2001, as amended by Amendment No. 1 thereto dated June 28, 2001 and Amendment No. 2 thereto dated October 10, 2001, to amend Item 6 as follows:

Item 6.  Executive Compensation.

         Elektryon hereby amends and restates in its entirety the section entitled "Employment Agreements" of Item 6 of its Form 10 as follows to (a) correct the statement in Amendment No. 2 that in 2001 the Company has paid bonuses to the President of the Company, Michael E. Holmstrom, and the General Counsel of the Company, Joanne Firstenberg, which such officers were entitled to be paid pursuant to their respective employment agreement, and (b) clarify that such officers agreed to defer payment of such bonuses by the Company (i) in the case of the first bonus from August 2, 2001 until November 1, 2001, and (ii) in the case of the second bonus, indefinitely:

Employment Agreements

         Following is a description of employment agreements between the Company and Mr. Holmstrom and Ms. Firstenberg.

Michael E. Holmstrom

         Michael E. Holmstrom is employed by the Company pursuant to an amended employment agreement (the "Holmstrom Employment Agreement") which provides for him to serve as the Chief Financial Officer/President of the Company until November 7, 2003 (the "Holmstrom Employment Period"), or such earlier date as provided therein. The Holmstrom Employment Agreement provides that while Mr. Holmstrom is employed by the Company, he will devote substantially his full business time, energies and talents to serving as an officer of the Company, provided that he may engage in other activities, including, without limitation, other for profit businesses, so long as such activities do not materially interfere with his responsibilities to the Company. Mr. Holmstrom is to receive an annual salary of $250,000. Pursuant to the Holmstrom Employment Agreement, Mr. Holmstrom is entitled to receive (a) a bonus of $200,000 as of August 2, 2001, which payment Mr. Holmstrom has agreed to defer until November 1, 2001, and (b) a lump sum payment of $500,000 as of August 23, 2001, which payment Mr. Holmstrom has agreed to defer indefinitely. The Holmstrom Employment Agreement further provides that Mr. Holmstrom shall remain employed by the Company through February 1, 2002, provided that Mr. Holmstrom may terminate his employment with the Company prior to such date for Good Reason (as such term is defined in such agreement), and that it shall be a breach of the Holmstrom Employment Agreement if Mr. Holmstrom terminates his employment with the Company without Good Reason prior to February 1, 2002.

         On November 7, 2000, the Board of Directors of the Company granted Mr. Holmstrom stock options to purchase 150,000 shares of the Company's Common Stock at an exercise price of $5.00 per share. Pursuant to an amendment to the Holmstrom Employment Agreement dated February 12, 2001, the Company (a) granted Mr. Holmstrom an option to purchase an additional


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

150,000 shares of Common Stock with an exercise price of $2.00 per share and (b) decreased the per share exercise price of the option previously granted to Mr. Holmstrom to $2.00 and accelerated the vesting of that option. All of the options granted to Mr. Holmstrom have vested. The options are exercisable for a period of 60 months from the date on which they were issued regardless of Mr. Holmstrom's employment status at the time. See "-- Stock Options" and "-- Report on Repricing of Options."

         The Company has agreed to assign the title of one of its automobiles to Mr. Holmstrom. The Company will pay the operating costs of such automobile while Mr. Holmstrom is employed by the Company and the Company will also provide Mr. Holmstrom with tax gross-up payments so that after applicable taxes are incurred with regard to the automobile and operating costs Mr. Holmstrom will be kept whole.

         Mr. Holmstrom has agreed that during his employment and for one year after the termination of the Holmstrom Employment Agreement, he will not directly or indirectly engage in, assist, perform services for, establish or open, or have any equity interest (other than ownership of 5% or less of the outstanding stock of any corporation listed on the New York Stock Exchange or American Stock Exchange or included in NASDAQ) in any person, firm or corporation or business entity that engages in any activity in the world in which the Company is conducting business activities which are the same as, similar to, or competitive with the business of the distributed generation of electricity. Mr. Holmstrom has also agreed to keep secret and confidential indefinitely all non-public information concerning the Company and its affiliates which was acquired by or disclosed to him during the course of his employment with the Company and not to disclose the same, either directly or indirectly, to any other person, firm or entity or to use it in any way.

         If Mr. Holmstrom's employment with the Company terminates before the end of the Holmstrom Employment Period (a) for any reason, the Company will pay him a lump sum equal to his earned but unpaid salary for the period ending on the date of termination of his employment; and (b) as a result of Mr. Holmstrom's termination of employment by the Company for reasons other than Cause (as defined in the Holmstrom Employment Agreement) and not on account of his death, disability, voluntary resignation or mutual agreement of the parties, Mr. Holmstrom will receive from the Company a lump sum payment equal to his salary for the period commencing on the date of termination of his employment and ending on the earliest of (i) the last day of the Holmstrom Employment Period, (ii) the date of Mr. Holmstrom's death or (iii) the first anniversary of the date of termination of his employment.

Joanne Firstenberg

         Joanne Firstenberg is employed by the Company pursuant to an amended employment agreement (the "Firstenberg Employment Agreement") which provides for her to serve as the General Counsel of the Company until December 15, 2003 (the "Firstenberg Employment Period"), or such earlier date as provided therein. Ms. Firstenberg is to receive an annual salary of $250,000. The Firstenberg
Employment Agreement provides that she will devote substantially her full business time, energies and talents to serving as an officer of the Company, provided that she may engage in other activities, including, without limitation, other for profit businesses, so long as such activities do not materially interfere with her responsibilities to the


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

Company. Pursuant to the Firstenberg Employment Agreement, Ms. Firstenberg is entitled to receive (a) a bonus of $150,000 as of August 2, 2001, which payment Ms. Firstenberg has agreed to defer until November 1, 2001, and (b) a lump sum payment of $500,000 as of August 23, 2001, which payment Ms. Firstenberg has agreed to defer indefinitely. The Firstenberg Employment Agreement further provides that Ms. Firstenberg shall remain employed by the Company through February 1, 2002, provided that Ms. Firstenberg may terminate her employment with the Company prior to such date for Good Reason (as such term is defined in such agreement), and that it shall be a breach of the Firstenberg Employment Agreement if Ms. Firstenberg terminates her employment with the Company without Good Reason prior to February 1, 2002.

         On November 7, 2000, the Board of Directors of the Company granted Ms. Firstenberg stock options to purchase 125,000 shares of the Company's Common Stock, at an exercise price of $5.00 per share. Pursuant to an amendment to the Firstenberg Employment Agreement dated February 12, 2001, the Company (a) granted Ms. Firstenberg an option to purchase an additional 125,000 shares of Common Stock with an exercise price of $2.00 per share, and (b) decreased the per share exercise price of the option previously granted to Ms. Firstenberg to $2.00 and accelerated the vesting of that option. All of the options granted to Ms. Firstenberg have vested. The options are exercisable for a period of 60 months from the date which they were issued regardless of Ms. Firstenberg's employment status at the time. See "-- Stock Options" and "-- Report on Repricing of Option."

         The Company has agreed to buy out the lease covering Ms. Firstenberg's automobile for a lump sum payment of approximately $36,000 payable to the automobile leasing company. The title of such automobile will be registered in Ms. Firstenberg's name. The Company will pay the operating costs of such automobile while Ms. Firstengerg is employed by the Company and the Company will also provide Ms. Firstenberg with tax gross-up payments so that after applicable taxes are incurred with regard to the automobile and operating costs Ms. Firstenberg will be kept whole.

         Ms. Firstenberg has agreed that during her employment and for one year after the termination of the Firstenberg Employment Agreement, she will not directly or indirectly engage in, assist, perform services for, establish or open, or have any equity interest (other than ownership of 5% or less of the outstanding stock of any corporation listed on the New York Stock Exchange or American Stock Exchange or included in the NASDAQ) in any person, firm or corporation or business entity that engages in any activity in the world in which the Company is conducting business activities which are the same as, similar to, or competitive with the business of the distributed generation of electricity. Ms. Firstenberg has also agreed to keep secret and confidential indefinitely all non-public information concerning the Company and its affiliates which was acquired by or disclosed to her during the course of her employment with the Company and not to disclose the same, either directly or indirectly, to any other person, firm or entity or to use it in any way.

         If Ms. Firstenberg's employment with the Company terminates before the end of the Firstenberg Employment Period (a) for any reason, the Company will pay her a lump sum equal to her earned but unpaid salary for the period ending on date of termination of her employment, and (b) as a result of Ms. Firstenberg's termination of employment by the Company for reasons other than Cause (as defined in the Firstenberg Employment Agreement) and not on account of her death, disability, voluntary resignation or mutual agreement of the parties, Ms. Firstenberg


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

will receive from the Company a lump sum payment equal to her salary for the period commencing on the date of termination of her employment and ending on the earliest of (i) the last day of the Firstenberg Employment Period, (ii) the date of Ms. Firstenberg's death or (iii) the first anniversary of the date of termination of her employment.


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

                                    SIGNATURE

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed by the undersigned, thereunto duly authorized.

                                              ELEKTRYON



Dated:  October 30, 2001                    By: /s/ Michael E. Holmstrom
                                                 ------------------------
                                                 Michael E. Holmstrom
                                                 President


                                             By: /s/ Joanne Firstenberg
                                                 ------------------------
                                                 Joanne Firstenberg
                                                 General Counsel